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                            September 1, 2021

       Thomas Lydon
       Chief Financial Officer
       APi Group Corp
       1100 Old Highway 8 NW
       New Brighton, MN 55112

                                                        Re: APi Group Corp
                                                            Form 10-K for the
year ended December 31, 2020
                                                            Filed on March 24,
2021
                                                            Form 8-K filed on
August 11, 2021
                                                            File No. 001-39275

       Dear Mr. Lydon:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the year ended December 31, 2020

       Exhibit 23.1, page 1

   1. Please amend your filing to include an updated consent from the independent registered accounting firm that is
appropriately dated.
       Note 6. Revenue, page 68

   2. Please tell us how you considered the requirements in ASC 606-10-50-13 to 50-15 to disclose information
about remaining performance obligations or application of optional exemptions. In that
regard, we note that while the majority of your contracts are for durations of less than
6 months, some of your contracts can span up to 3 years.
       Form 8-K filed on August 11, 2021
 Thomas Lydon
APi Group Corp
September 1, 2021
Page 2
General

3. We note that you adjust for "Depreciation remeasurement" in calculating Adjusted Gross
         Margin and Adjusted SG&A. Please further describe how such adjustment was calculated for each of the periods presented and why such adjustment is useful to an investor.
         Furthermore, please describe how the Company determined its annualized depreciation expense of $60 million based on an "equivalent to medium to long-term cash capital expenditures" and tell us how you considered the guidance in Question
100.04 of the Non-
         GAAP Compliance and Disclosure Interpretations, as it appears you may be substituting an individually tailored recognition and measurement method for those of GAAP.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Ameen Hamady at 202-551-3891 or Shannon Menjivar at
202-551-
3856 with any questions.



FirstName LastNameThomas Lydon                              Sincerely,
Comapany NameAPi Group Corp
                                                            Division of
Corporation Finance
September 1, 2021 Page 2                                    Office of Real
Estate & Construction
FirstName LastName